Notice of Exempt Solicitation Pursuant to Rule 14a-6(g)

Name of the Registrant: Elevance Health, Inc.

Name of person relying on exemption: Trillium Asset Management, LLC

Address of person relying on exemption: One Congress Street, Suite 3101, Boston, MA 02114

Written materials required to be submitted pursuant to Rule 14a-6(g)(1):

Letter to Elevance Health shareholders sent on April 7, 2026 in support of Item #4.

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April 7, 2026

Dear Shareholders of Elevance Health, Inc.:

We write to urge you to vote FOR Item #4, Trillium’s shareholder proposal at Elevance Health, Inc. (“Elevance” or “the Company”) which requests that the Company’s Board commission an independent study evaluating the impact of adopting a policy that would prohibit corporate contributions to partisan 527 political organizations.

This is a targeted, reasonable request. Importantly, the proposal does not ask Elevance to change its political spending policy currently, to stop making political contributions, or to disengage from the public policy process. Instead, it seeks a responsible, modest step: an independent assessment to help shareholders understand whether this specific category of spending from the company’s treasury (not the political action committee) serves the long-term interests of the Company and its shareholders.

Partisan 527s present distinctive governance and risk-management challenges because they aggregate funds and distribute support across a wide array of partisan candidates and political efforts. Examples of 527s include the Republican Attorneys General Association, the Democratic Governors Associations, the Republican State Leadership Committee, or the Democratic Legislative Campaign Committee. As a result, Elevance does not control which candidates and causes ultimately benefit from its corporate dollars being given to 527s.i

This structure invites heightened risk that corporate funds may indirectly support positions or candidates that conflict with Elevance’s publicly stated commitments, including efforts related to health equity, Medicaid access, and climate goals. It also adds to the risk of alienating key stakeholders – employees, customers, and shareholders – who, like the public at large, hold diverse political views.

Importantly, Elevance has not demonstrated that its contributions to partisan 527 organizations provide measurable value to the Company or its shareholders. In 2024, Elevance spent over $2.1million – nearly half of its total political contributions – on these partisan political organizations.ii In addition, a report by the Center for Political Accountability highlights substantial contributions over time, including to $1.3 million to the Republican Attorneys General Association and $9.7 million to the Republican Governors Association, since 2010.iii This concern is also true when it comes to organizations associated with the Democrats. In the Company’s most recent political contributions report which covers the first half of 2025, it reports that it spent $1.6 million on partisan 527 organizations.iv

This is NOT a solicitation of authority to vote your proxy.

Please DO NOT send us your proxy card as it will not be accepted.

Yet the Company does not appear to provide shareholders with evidence that such contributions improve access to policymakers, advance specific policy outcomes, or deliver tangible benefits that justify their scale.

In its opposition statement the Company emphasizes its existing policies, governance processes, and disclosures regarding political spending as reasons to vote against the proposal. While oversight and transparency are important, what is more important for shareholders to consider is that this argument does not answer the central question shareholders are entitled to ask: Do corporate treasury contributions to partisan 527 organizations deliver demonstrable benefits to Elevance and its shareholders - or is the benefit unproven?

Governance processes tell shareholders how decisions are made. However, they do not establish whether those decisions produce value, nor whether they create unnecessary reputational, operational, or stakeholder-alignment risks. The Company’s assertions that restricting 527 contributions would hinder its advocacy efforts are just assumptions unless supported by data – data that shareholders do not currently have and that this proposal seeks to develop through an independent study.

Given the magnitude of these contributions and the absence of demonstrated return on investment, an independent study is a reasonable and prudent next step. It would provide objective information to help the Board and shareholders assess whether this spending practice aligns with Elevance’s long-term strategy and risk profile—and whether a policy change would strengthen, rather than impair, the Company’s advocacy effectiveness and stakeholder trust.

If you have any questions or need additional information, please contact Jonas Kron at jkron@trilliuminvest.com.

For these reasons, we urge you to vote FOR Item #4 at the upcoming annual meeting.

Respectfully,

Trillium Asset Management

This is NOT a solicitation of authority to vote your proxy.

Please DO NOT send us your proxy card as it will not be accepted.

IMPORTANT NOTICE: The views expressed are those of the authors as of the date referenced and are subject to change at any time based on market or other conditions. These views are not intended to be a forecast of future events or a guarantee of future results. These views may not be relied upon as investment advice. The information provided in this material should not be considered a recommendation to buy or sell any of the securities mentioned. It should not be assumed that investments in such securities have been or will be profitable. To the extent specific securities are mentioned, they have been selected by the authors on an objective basis to illustrate views expressed in the commentary and do not represent all of the securities purchased, sold or recommended for advisory clients. The information contained herein has been prepared from sources believed reliable but is not guaranteed by us as to its timeliness or accuracy, and is not a complete summary or statement of all available data. This piece is for informational purposes and should not be construed as a research report.

i https://www.politicalaccountability.net/wp-content/uploads/2024/08/Corporate-Underwriters-Where-the-Rubber-Hits-the-Road.pdf

iihttps://s202.q4cdn.com/665319960/files/doc_governance/2025/2024_Elevance_Health_Political_Giving_Report.pdf

iii https://www.politicalaccountability.net/wp-content/uploads/2024/08/Corporate-Underwriters-Where-the-Rubber-Hits-the-Road.pdf

iv https://s202.q4cdn.com/665319960/files/doc_downloads/political-contributions/2025-Elevance-Health-Mid-Year-Political-Contributions-Report.pdf

This is NOT a solicitation of authority to vote your proxy.

Please DO NOT send us your proxy card as it will not be accepted.